Western Magnesium Corp.

900 - 580 Hornby Street

Vancouver, BC, Canada, V6C 3B6

September 29, 2021

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney
Karl Hiller, Accounting Branch Chief
John Cannarella, Staff Accountant

Re:	Western Magnesium Corporation (the “Company”)
Application for Withdrawal of Registration Statement on Form 10-12(g)
Filed August 6, 2021
File No. 000-56323

Ladies and Gentlemen:

Western Magnesium Corporation (the “Company”) hereby withdraws the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2021 and has not yet been declared effective by the Commission.

The Company is requesting withdrawal of the Registration Statement due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date. As the Commission staff (the “Staff”) has not completed its review of the Registration Statement and the Company’s desire to include its most recent unaudited financial statements for the nine-month period ended July 31, 2021 in the Registration Statement, the Company desires to prevent the Registration Statement from becoming effective prior to completion of the Staff’s review.

Sincerely,

/s/ Sam Ataya
Sam Ataya
Chief Executive Officer